Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

February 18, 2009	For Immediate Release

NEWS RELEASE
GREAT PANTHER ANTICIPATES 20% INCREASE IN SILVER PRODUCTION IN 2009

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the "Company") forecasts a further 20% increase in silver production in 2009 above the record 1.214 million ounces produced in 2008 from its two 100% owned silver mines in Mexico. The estimated total metal production for 2009 includes 1.45 million oz of silver, 6,000 oz of gold, 750 tonnes of lead and 840 tonnes of zinc, or 2.07 million oz silver equivalent (Ag Eq Oz), up from 1.81 million Ag Eq Oz in 2008. (Note: The Company will continue to provide silver equivalent totals but the volatility of metal prices in recent months has made this an inconsistent basis for comparison with past and future production. The Company has used metal prices of $11/oz Ag, $850/oz Au, $0.50/lb Pb and $0.50/lb Zn for 2009 silver equivalent calculations.)

The cash operating cost per oz of silver, net of by-product credits, is estimated to be in the range of US$7.00 to US$7.50 per oz for 2009, well below current and projected prices, and a significant improvement on the estimated cost of US$11.00 for 2008 (based on unaudited figures). The cost per oz of silver is dependent upon not only mine site operating costs and silver production, but the cost of smelting and refining, the relative value of the Mexican peso against the US dollar and the value of by-product credits. During 2008, these unit costs were adversely impacted by severe increases in smelting and refining costs and the fall in metal prices, which reduced the value of by-product metals, specifically gold at Guanajuato and gold, lead and zinc at Topia.

The changes forced on Great Panther’s operations by the sharp downturn in metal prices mean that both the Guanajuato and Topia Mines are emerging from 2008 much leaner and more efficient, with lower costs and yet with excellent potential to increase production further in 2009.

Guanajuato Mine

The Guanajuato Mine achieved several records for the year 2008, and is expected to continue with another record year in 2009. Metal production is projected to be 1,070,000 oz silver and 5,300 oz gold, from 152,000 tonnes of ore at an average grade of 260g/t silver and 1.3g/t gold, as compared to 848,083 oz silver and 5,488 oz gold, from 155,079 tonnes of ore at 203g/t silver and 1.4g/t gold in 2008.

Unit costs improved significantly towards the end of 2008 and this is expected to continue in 2009. Mine operating costs were reduced by a number of mine site efficiency measures. The exchange rate effectively lowered site costs still further, smelting and refining costs were reduced substantially by switching the contract to a copper smelter, and the value of gold as a by-product has increased with the recent improvement in gold prices. The average operating cost at Guanajuato in the fourth quarter 2008 is estimated at US$5.80 per oz silver, net of by-product credits, and is estimated at US$5.60 for the full year 2009, down from US$10.00 for all of 2008 (based on unaudited figures).

Production from the lower grade San Vicente and Promontorio areas was stopped in the fourth quarter of 2008 and is not anticipated to restart in the 2009 plan. Mining will be focused on the Cata Clavo, the Rayas Clavo and the Guanajuatito areas, all with much higher silver values. Nevertheless, the milling capacity allows for double the current throughput and, should metal prices rise to justify the re-opening of lower grade areas, production may be increased further.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

Mine site exploration was temporarily suspended in the fourth quarter of 2008 but will be resumed as soon as practical, with the focus on the delineation of deep mineralization in the Rayas area. Deep drilling in the Cata Clavo in 2008 was very successful in extending high grade silver-gold mineralization to a depth of 600 metres and much of the mine’s current production comes from this area.

Topia Mine

Late in 2008, the sharp fall in metal prices resulted in the temporary closure of all but four of the fourteen small, narrow-vein, mining operations at Topia in order to reduce costs, while the Company operated only those mines that were profitable. All but two of these mines have since been re-opened with a reduced workforce, lower costs and higher grades. While mill throughput is estimated to be lower in 2009, at 28,780 tonnes against 35,318 tonnes in 2008, metal output should be similar; estimated at 375,000 oz silver, 725 oz gold, 750 tonnes lead, and 840 tonnes zinc (compared to 366,199 oz silver, 812 oz gold, 876 tonnes lead, and 1,074 tonnes zinc in 2008). Silver grades are projected to be approximately 460g/t in 2009, up from 370g/t in 2008, as the focus shifts from exploratory development towards the mining of higher grade veins.

Topia’s unit cost to produce silver is being adversely impacted by reduced by-product credits from lower lead and zinc prices, and the increased cost of smelting and refining the lead and zinc concentrates. Base metal prices are expected to strengthen in the long term. However, the operation is positioned to generate a positive cash flow at today’s low base metal prices and will be ready to benefit from any upturn in the latter. The operations have reduced site costs, increased the ore grades, and the exchange rate has helped to further reduce unit operating costs, as expressed in US dollars. The smelting and refining contracts will be renegotiated in mid-2009 and some reductions in terms are anticipated. The average operating cost for 2009 at Topia is forecast to be in the range of US$11.00 to US$11.50 per oz Ag, net of by-product credits, due to the higher smelter charges and to continuing mine development costs. While this is less favourable than the Guanajuato Mine, operating cash flow at Topia will be supplemented by revenues from increased custom milling for other small mines in the Topia District.

Exploration at Topia in 2009 is expected to be restricted mainly to underground development on the higher grade veins. Little surface drilling is required at present as the Company has delineated sufficient resources for at least seven years of operation at current production levels, with potential to increase this with more detailed drilling in the future.

Both Great Panther's mining operations are now generating positive operating cash flow, and the Company will benefit from the expected improvement in metal prices. The Company is one of the fastest growing silver producers in the industry, having grown from a modest 313,000 oz in 2006, its first year of silver production, through 801,000 oz in 2007 to 1.21 million oz in 2008.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

The Company also announces that a total of 1,450,000 incentive stock options which had been granted in prior years to directors and officers, who are insiders of the Company, have been cancelled. The cancelled options were exercisable at $1.42.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.